BRIAN F. FAULKNER
                         A PROFESSIONAL LAW CORPORATION

     27127 CALLE ARROYO, SUITE 1923 . SAN JUAN CAPISTRANO, CALIFORNIA 92675
               T: 949.240.1361 . F: 949.240.1362 . C: 714.608.2125
                              E: BRIFFAULK@AOL.COM



VIA FACSIMILE AND EDGAR


September 27, 2005


Stephen G. Kirkorian
Branch Chief, Accounting
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      FreeStar Technology Corporation
         Form 10-KSB for Fiscal Year Ended June 30, 2004
         Form 10-KSB/A for Fiscal Year Ended June 30, 2004
         Form 10-QSB for Fiscal Quarters ended September 30, 2004,
            December 31, 2004 and March 31, 2005
         File No. 0-28749

Dear Mr. Kirkorian:

         This letter shall serve as a confirmation of the telephone conversation yesterday between Tamara Tangen of your office and Ciaran Egan of FreeStar Technology Corporation. Mr. Egan requested that the company be granted a final extension of time to respond to your letter of July 19, 2005. The Company commits to file this response not later than 21 days after the Company's Form 10-KSB (for the fiscal year ended June 30, 2005) is filed with the Securities and Exchange Commission.

         Thank you in advance for your cooperation in this matter. Should you have any questions, please contact me.

                                          Sincerely,



                                          /s/  Brian F. Faulkner
                                          ----------------------
                                          Brian F. Faulkner

cc:      Ciaran Egan, FreeStar Technology Corporation